Filed by ProCap Financial, Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Columbus Circle Capital Corp. I

Commission File No.: 001-42653

Date: November 14th, 2025

On November 13th, Anthony Pompliano, the Chief Executive Officer of ProCap BTC, LLC and ProCap Financial, Inc., which are parties to a previously disclosed Business Combination Agreement, dated as of June 23, 2025, with Columbus Circle Capital Corp. I, ProCap Financial, Inc., and ProCap BTC, LLC, among other parties, through his social media accounts, shared the following posts on YouTube, Spotify, and Apple Podcasts. Also included below is a transcript excerpt from the podcast Galaxy Brains, on which he was a guest:

TRANSCRIPT: Pomp Podcast

Platform: YouTube, Spotify, Apple Podcasts

Featuring: Anthony Pompliano & Jeff Park

Jeff Park: You know, it’s not been great that the ETF inflows have turned a little bit negative. You know, it’s not great that the treasury companies have not been able to buy as much as people had anticipated. Even though Sailor has been doing heroic things, coming up with new preferred structures, as has strived to permit the opportunity to have more digital credit in the space. Um, but in the end, like we probably still do need more of that flow to come in to offset what otherwise is coming to be some persistent supply. Do you have a view as to four year cycle tops?

Anthony Pompliano: What’s going on, guys? Today we got a great episode with Jeff Park. Jeff is a partner and chief investment officer at Procap BTC. And in this conversation, we talk about Bitcoin. Why is it going sideways? Should you be worried? On top of that, we get into the 50-year mortgage, the tariff dividend checks, what’s going on with the government being the last lender of resort to the AI data centers, and then we even get into some things around Square’s recent launch of Bitcoin payments, what’s going on with stable coins, and of course, got to finish it up and let you know, are we bullish or bearish. Here’s my latest conversation with Jeff Bark.

All right, Jeff, it seems like Bitcoin is trading in this like range. It’s going from $100K to like $115 and back just back and forth, back and forth. Um, is 100K like this new base and there’s consolidation and we should kind of think of this as a a negative thing where we can’t break out to the upside or actually is this a really positive thing because there seems to be this like persistent bid of institutions and large capital pools who are just saying like we want to buy anything below 100k you know we’re we’re buyers of Bitcoin there

Jeff: The demand and the put if you will as you’ve described it is definitely there so that’s something we should take some relief in nonetheless it has been discourage ouraging that we’ve had many peaks to troughs draw down this year over a mainstream cycle that otherwise we should expect. I think there’s like eight different counts of draw downs at this point for we can’t expand outside of like a 20% range and bitcoin as we know needs a little bit of volatility to make breakout moves. So the question is why is there selling pressure at any given time and uh you know one of the metrics that I think is really interesting uh and glass node does a really great job presenting it is this metric called short-term holder realized profit to loss ratio and that metric actually hit 2 earlier this week. What that means is that 80% of those who have been acquiring Bitcoin recently are underwater and they’re the ones that are selling. So this is not the same narrative of the giant whales that have been sleeping for 15 years and coming to market and selling, you know, thousands of bitcoins at a time. We’re continuing to see that kick in. But there is a little bit of capitulation, if you will, with short-term investors who came in as well. Um, that I think is healthy because those are generally the same people who come back to buy when there’s momentum of a breakout. So that money can actually be more of an accelerate in the future. Um but nonetheless there is definitely some kind of supply that seems to be ever present between this $110-$115k range and anytime you go near there there is some downward pressure. Uh and that’s why I think everyone is so focused on the $100K because when you look at the range of where like the back bids would be that it starts to thin out a little bit where we can imagine we’re going to start testing 95 and and ranges that otherwise we would be disappointed to see at this point of the cycle. Um but you know it’s not been great that the ETF inflows have turned a little bit negative. You know it’s not great that the treasury companies have not been able to buy as much as people had anticipated even though Saylor has been doing heroic things coming up with new preferred structures as has strived to permit the opportunity have more digital credit in the space. Um but in the end like we probably still do need more of that flow to come in to offset what otherwise is coming to be some persistent supply.

Anthony: Do you have a view as to four year cycle tops extension of bull markets volatility like what what’s kind of maybe your current uh weekly check-in on you know what what is transpiring.

Jeff: You know I think sometimes like maybe what we’re living through now is a pull forward of what might have been the four-year cycle in 2026 like are we now digesting what otherwise could have been a challenging environment preemptively to have a great run come 2026 and the reason is because so much of I think what we’re going to see for Bitcoin going forward will be in sync with institutional capital uh because it has now entered the mainstream era where the flows we’re talking about the next level of capital flows is really coming from that channel and those investors are much more in sync with like global macro credit cycles than they are with like you know the block itself and experiencing the happenings they they don’t really care about that and so I do think genuinely the four-year cycle is broken but it doesn’t mean we’re not not going to have cycles. It’s just the cycles probably correlate more to what people think of as risk on and risk off assets. And Bitcoin has this unique property where it can be both. You know, this I this week the other thing that’s giving me a lot of confidence is we are hitting higher highs hopefully with the uh equities market like it’s so close to surpassing 6,900 again for S&P and gold too. Hey, it’s been on a bit of a climb and I think it’s going to hit 420 pretty soon there again 4200. And so if those things hit both risk on it and risk off where people are just wanting to find a way to save capital that is kind of I think the bat signal if you will for Bitcoin to perform.

Anthony: Now what’s interesting is Bitcoin is supposed to be a solution to uh this degradation of purchasing power the printing of money uh national debt exploding etc. Uh a big thing that people point to as to the pain from all of that is home affordability. Uh people can’t afford homes and that’s a big problem. Uh rather than simply say Bitcoin is the solution to everything, which is the solution to a lot of things, not everything, but a lot of things, we now have a proposal for a 50-year mortgage. And I’ve seen a lot of different takes. I’ve seen people who love it. I’ve seen people who hate it. I’ve seen people who said, “If you don’t want it, don’t get it.” Right? How do you evaluate like maybe why a 50-year mortgage idea is being floated and then is it a good idea or not?

Jeff: Yes. So, before we come to judgment, let’s discuss what are the facts.

Anthony: Um spoken like a lawyer. Love it.

Jeff: Well, we got to get the numbers in, right? I like to be at least empirical as we can talk about some of these things. The first is UBS put out a great study which they have shown now that for an average mortgage size, most Americans would benefit by roughly cutting their payment monthly about $100 by extending it from 30 to 50 years, $100 a month. But in return of that, the interest would now double in total for the acral for the rest of the loan’s duration. So the question is, is the $100 a month actually meaningful enough to double the total interest expenditure expect of this loan? The second um number I would uh point to is the average home buyer in this country is now 59 years old. That’s the average home buyer and the average first-time home buyer is about 40 years old. That means that average home buyers that are being first- timers are decreasing which is the third number I would like to bring to point which is 20%. 20% of all home purchases these today is first-time home buyers. Meaning 80% are not first-time home buyers. They’re second home buyers, third home buyers, fourth home buyers, whatever they’re doing. But the reason they’re buying multiple homes is no doubt because they are looking at it as an investment property in conjunction to the utility of it being a dwelling. Right? And so that’s the fundamental question at play here. What is the role of a home? Who deserves the right to have home ownership? Uh and should there be some preferential treatment across generations for the utility of a home that is beyond investment speculation but also because it is related to the growth and productivity that the person is contributing to by being a homeowner. Uh and so the idea of extending it from 30-year to 50-year is in my opinion probably one of the worst political move you can make to uh anger both the left and the right. And it’s predominantly because you’re going to find most of the young people very unhappy. You have to imagine the young people are already so disadvantaged. They graduate from college with so much student debt that they already feel like they’re not earning enough opportunities to pay off that debt. No less the idea that then you’re going to be a first-time home buyer when you’re 40 years old to pay off your home when you’re 90 years old when the average mortality in this country is 70. I mean, that’s basically saying you’re not going to pay your home until you die. And then you’ll hear some boomers say that’s fine because actually the home will just get passed on to their children. No, they’re not. These people are not having kids. If you’re in debt for the rest of your life to your 90, what on earth would you think the benefit would be for you to have a child so you can then throw their your own debt to the next generation? Right? These are pretty evil things that are being discussed at some level. And so I think that the the appropriate question is like one as Americans, do we want home price to always go up? And do we want home price nonetheless to be anchored with some economic productivity that isn’t just investment speculation? And should we change something about it beyond just kind of the financing element of it, but like a social element to bring home prices back to a level where we all believe is actually the right um solution both market based but also like social uh needs-based.

Anthony: Mhm. Now, you had this great tweet explaining some of the other systems in the world, specifically in Asia, how um I think one of the systems, uh you can’t buy a home in an area you’re not from. Thought that was very interesting. Another was basically like, uh your your family’s roots determine home like just explain some of these other models maybe that people have. And I don’t know that you were necessarily condoning or or you know kind of um advocating for one of these but I don’t think at least from my ignorant western mind right that I fully understood maybe some of these other systems.

Jeff: Yeah. No it’s a great question and I love talking about this because home model across the world is so varied and it usually starts with the concept of land itself. So here in the US, the idea of owning deeds to land is pretty much taken for granted. But if you go even to like the UK, right, actually most homes you even buy in London, the land itself is not what you buy. You buy the property on the land with a very long-term lease to which the government or in many case the monarchy can actually take back the land, right? And so this bifurcation of land as an asset and then the property on top of the asset in itself is in many countries uh detached. In the US they tend to be a little bit more unified which makes American um capitalism a little bit more distinct than others. And look the reason I brought Asian countries uh as proxies is because Asians love speculating on real estate, right? I mean that’s why I brought it. It’s not because I endorse China. It’s not because I endorse their policies or Singapore, but because these are probably the most um kind of investment into real estate loving groups of people you’ll find on Earth. And the reason is simple, too. Like, it’s because for all the wealth creation the Chinese have had, there’s no way to put that money to work, right? I mean, like their stock market’s crap. It’s not as good as ours. And so, they just need something that can store value. And real estate is the first thing they can latch on to. Uh, and so they want to invest in it. So because he’s so problematic in the east, they’ve taken on a little bit more of an authoritarian policy in some sense to be able to control for the flow of capital. In China’s case, for example, they have a welfare system called hookah. And this welfare system is really unknown to Americans and they might even think it’s a little bit strange. But I think uh in some sense it makes sense for some aspects of it uh to be maybe even practiced here in the US which is which is the idea that like in China if you’re born in a certain um city the social benefits that come with being a citizen such as you know health care or home ownership or um whatever that you might need is localized to where you’re born. And that means if you move for labor reasons to a different city, those benefits don’t necessarily translate with you. So you then do become like a second class citizen as a like a almost like a migrant laborer from the countryside to the city side even internationally like within China. And there’s a little bit of like a discriminatory system there. But the reason I think they do this is because they ultimately want to entice some sense of cultural awareness of their home towns and like incentivize people to also like invest in their hometown and like separate capital movement with labor movement uh as much as possible. So you can imagine in scenarios in the US like part of what I think um most economists are even aware but they won’t admittedly refuse is that like labor mobility isn’t everything right because we talk about like oh capitalism works because free movement of labor means there’s perfect price for opportunities for the individuals. Well guess what it’s generally only the wealthy that move around a bunch and they usually move around because they’re trying to not pay taxes. You never hear about the like lower class having any labor mobility. they’re actually stuck in many cases. And so this is actually kind of a problem. Imagine on top of that in a post-covid world where so much work can be done remotely that geographical arbitrage becomes even more extreme uh and pretty specific to the conditions of the times we’re in. So I think that aspect of it uh is is really changing a lot of the ways people should think about like labor and uh and capital movement across borders. And that’s ultimately what home ownership is, right? like you have to live hopefully where you work. Unless we’re going to break that social contract and you don’t have to do that, then there are some policies which you have to support your local workers for.

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Anthony: Now, as we are watching this kind of play out here in the United States, I think that whether it’s a 50-year mortgage, just building more housing, one of the data points I saw that was fascinating is building luxury apartments actually drives down the cost of affordable apartments. So, it’s a little counterintuitive, right? People think that you need to build more low-income housing or more affordable housing. You always hear people talking about that. Um but it’s not just doing that. It is actually if you just build more housing including a luxury apartments, you essentially provide relief. So now some portion of the population says, “Oh, there’s more apartments. Let me go and take a luxury apartment.” And that frees up the affordable housing for other people and pushes down kind of the price. That was fascinating that you just have to build more housing.

Jeff Park: Yes.

Anthony: It really is that simple.

Jeff: Yeah. And also, you know, one thing the US, I think, is doing a better job now than it historically had done before is you do want to discriminate a little bit between foreign investors and domestic investors. And the US is not like draconian about this the way Asian countries are, where there’s like specific limitations. If you’re foreigners, you can’t buy, but clearly they’re building certain uh products in the New York real estate market that is meant to be owned by foreign investors at price points for which they’re definitely at a premium to then provide some subsidy effect. otherwise that would come through the city for other kinds of housing. That being said, it’s not perfect and there are still some things that I think is like fairly nefarious in that public private partnership construct which is like have you have you have you heard the poor door here in New York?

Anthony: No. What’s that?

Jeff Park: So, the poor door is a throwback in time, but there used to be some tax concessions for certain property developers that if you’re building subsidized units within the same luxury condominiums, you can actually um get like a better get better tax deals for basically the condo owners. And the way then you have to do that is you have to let the public um housing folks or the lower income housing folks live in the same condo as those who are willing to pay the market price which you could imagine most people who pay market price in New York doesn’t want to do that right so they created what is called the poor door and so every now and then you’ll see these condos where there’s this main entrance which is what most people use and then you see like other people use a side door like on a different corner of that building and it’s actually an entrance to the exact same building. So, they’re in the same building, but maybe they’re going to different floors and those floors basically you just never see if you’re in the primary residence of a different complex. They’re they’re also not allowed to like use the same amenities. So, then they can’t use the gym, they can’t use the pool or whatever that is in the condos, but they’re all living together. I think it’s so weird and bizarre that this is a thing that we decided is okay. Like imagine you’re a family who happens to live in the subsidized units and you have to tell your children, “Oh, you can’t go through the main entrance where other people are going through. You have to go through this door cuz our units is subsidized. And by the way, we can’t use the gym that like other kids are using in the same building.” I mean, nothing makes me more angry than the concept of even developers thinking this was like a legitimate outcome to taking advantage of a tax subsidy. And yet, you see some of these buildings that have what now is just called the poor door. And uh it’s a little heartbreaking to me.

Anthony: Well, you put the incentive there, people are going to capitalize on it, right? Like it’s kind of this weird dynamic of, you know, you can get mad at the developer, but in a weird way, it’s like don’t put the incentive there. And so it’s uh you know, the the road to hell is paved with great intentions. Kind of a perfect example.

Jeff: And and and to the benefit of those who are living there in the substate unit, it’s a great experience, right? They’re living in a luxury condominium, paying below market rent, and they won the lottery, too. They’re very happy to be there because it is off market. But it’s just this idea of like is this society okay? Like are we okay with creating these like bifurcated two-level markets, right? I think even the way we talk about the K-shaped economy all the time like is literally living in this corridor building.

Anthony: Mhm. Now if we go and we take a look at uh another thing that has been suggested as a potential solution is why don’t we just give people money like you know uh socialism is uh now the the uh all the rage in New York City. Um, Washington DC, let’s give out $2,000 stimulus checks. Uh, we’ll call them tariff dividends. Uh, last time this happened, stocks went up, Bitcoin went up. I mean, it was freaking bazooka. This is amazing for asset owners. It was not so good for the bottom 50% who didn’t own assets. Very high inflation, lots of problems there. Um, I don’t know if they’re actually going to do this, but just the insinuation, the announcement, the potential, everyone I I felt like, uh, everyone had come in from the wild. They had, you know, stored their horses away, taking off their cowboy hats. They were getting ready to sit down, take a nap, and all of a sudden, $2,000 stimulus check. You say, “So putting the cowboy hats on, get the horses, like, let’s ride again, right?”

Jeff: Oh my gosh. This reminds me uh when I was in high school, I think it was like my sophomore year, I thought about running for like class office, right? Uh and you know, when you’re in high school, you have to run a campaign, too, and you got to promise stuff. And usually the kids are promising different extracurriculars or a homecoming is going to be a little different this way, blah blah. Um but there was always this open question like, can you like give them stuff like can you give like I don’t know iPods to your friends to be like, vote for me. Uh and of course the schools would say no, you absolutely cannot provide like monetary value because that’s called a bribe. And to see this unfold in the national stage of our elections now as if this is a totally normal thing is incredible, right? Cuz that $2,000 refund, if you will, is definitely an economic motivation for votes. And that is a backdoor channel to what otherwise people will call bribes. And I think all of this roots back ultimately to one of the most significant Supreme Court cases that still has not yet been overturned, which is Citizens versus United when the line between public interests and the role of capital in influencing political outcomes that may be divergent from public interests has been unleashed. I think to solve at the core the chaotic outcomes of public and private money that is not aligning is we have to revisit um citizens versus united and that’s probably where it starts and then only then can we like heal as a country morally to really think about the role of like money in the ways that intersects with like public governance in in the in the actual office.

Anthony: Now, another area where we see uh government wanting to dangle its little fingers is uh potentially backstopping all these AI lending deals. Um there’s some controversy as to whether they actually got asked to backs stop or not. Um yeah, they said yes. Uh then OpenAI kind of pulled back a little bit, said no, we didn’t say that. And then I saw a document that kind of sort of insinuated it. I don’t know what’s true, what’s not true, but just the concept of the government backstopping, risk-taking, that seems a little uh wrenching towards a bad idea, you know, a little bit more.

Jeff: It’s a really interesting question that deserves more opinement by society at large, which is um you know, in in in theory, great things can happen with government supporting long duration missions, right? What’s really good about public capital and the way governments can support investments is that they can take multi-decade long views and not worry about immediate quarterly earnings. Right? It’s kind of the reason why QE works even though all the securities on the balance sheet is marked to market at a loss today they’re not selling it because they’re going to wait for it to mature pull to par so they because they can right governments can take multi-decade long views. Um so in some sense if you are able to strike good public private partnership there can be valuable things the the however there can also be really bad outcomes if the incentives are aligned incorrectly and this is where I think people are trying to sniff out like what is the motivation what is the structuring uh what’s the timeline in which it will materialize um and what are the moral hazards that otherwise it could create the thing that is really concerning as an outsider of AI industry for me as I observe it is the AI industry um clearly needs more compute and now the narrative is that basically we have to commoditize energy and the compute so that everyone can find it accessible as like a public utility. So what they’re saying is like just like the way that like the government supported telecom investment and DARPA and like rocketry and all these things like compute is now that same utility and so the input cost has to be as cheap as possible for all the great things to come out of it and innovation that can build on top. The question is what are the levels of transmission that is happening between that input of what is called utility to otherwise is service added that then becomes the the the consumer facing product that has more leverage and pricing power. And so it’s not totally obvious to me that we can make the same comparison that like you know data and compute is like electricity right because like some of the older technologies that have been supported by the government to give us scale were not nearly in my opinion as asymmetric as the way AI could be nor accelerating as much as AI could be. For instance like when electricity happened right it was great. It was definitely productivity boosting but why was it productivity boosting? First and foremost, it’ll allow people to work longer hours because now you can work at night, right? But that’s a pretty linear thing. Like I used to work only six hours a day. Now I can work 12. It’s pretty linear, right? Um cars and things like that. Same thing. Like it used to take me, you know, 20 hours to get somewhere. Now I can go there in like 2 hours or whatever it may be. Like you’re you’re you’re kind of linearly improving upon some of the human capacity for output. It’s not very clear to me like what the um price of labor will be in the context of the price of capital when we talk about AI data centers. To me there it’s a totally different tectonic shift. And we know that there is a tenuous relationship with the price of capital and the price of labor that needs to self-sufficiently provide a flywheel for society to function. And if we start going down the route where hey we’re going to subsidize everything by the government for which is the very thing that is going to displace the human labor force. I mean that is not probably what the business of government is right the business of government cannot be to displace the labor force in the long run. And that I think is the million-dollar question. When we say we want a federal backs stop, is this a backs stop to what means and what is the outcome that we’re trying to achieve? And without some conversation around labor retention in the ways that we can have a more robust conversation, that isn’t going to be a lack of social security safety nets. I don’t think that society at large is ready to backs stop something where they know that the victim is themselves.

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Anthony: So, um, two things that I immediately jumped to mind. One is, uh, very clarifying question whenever the government starts talking about this stuff, what is the metric of success, right? And I don’t think it would be labor market participation, right? Um, but even if you just think about like, okay, if you’re going to financially do something, how do you measure the success? Is it we don’t want anyone to go bankrupt? Okay, well that means you’re going to save bad come like people who did bad deals, right? Which means inherently like those are the deals that should go bankrupt. So you can’t really do that or that’s a misallocation of funds. Um are you going to optimize for the number of data centers or maybe the efficiency of data centers or the amount of compute or packets or you know I mean you start like going through all stuff and it’s like it’s unclear to me what the actual right metric would be. Now, I’m not some AI expert or, you know, energy expert uh that that is um you know, claiming that I could figure out what the the government’s data point should be, but it does feel like there is a um US-based capacity that as kind of an aggregate measurement, however somebody wants to to cut that, the more capacity we have, the better. And whether that comes from lots of small sites, a few big sites, um is that cut up among 20 companies or three companies, you know, it almost just feels like capacity is actually the thing that we should wrap our head around. I don’t know if the government being the lender of last resort actually can impact capacity because they can provide funding, but it’s not clear that funding is the limiting factor there, right? like getting everything built and all that kind of stuff. If it’s failing, okay, you get more money, but does that mean you actually get more capacity online? Like it it just feels like we’re a little like too indirect to what the thing that we actually care about.

Jeff: Yeah. And it’s also like not really within the genes of like American governments, right? Like we’re founded upon the principles of open markets where price discovery happens naturally without there being a huge government back stop. Like it makes a little more sense when you have industrial policies in countries like China where they take like much longer views and they’re willing to subsidize a lot of things for a long period of time. But culturally like we’re not built off of that being the mode of operation. I’m open to the idea that we might have to change the direction to compete more aggressively to having that mindset which could be a rejuvenation of what like the role of American government could be. But historically US government has not been a great capital allocator. I would almost argue they also have not been able to sponsor national champions uh very directly in ways that they should have. One of the reasons 5G has been lost upon the US is because we lost Bell Laboratories, right? I mean we basically let it go. Uh and so in the end some of the things that just has to happen is more going to be market principles driven and capacity is one of the things where you can build a lot for but if there are people that are not going to use it then like you know it is going to have to be paid back in in a different way. Uh and there is a great question as to like you know as far as like machine learning goes how much of this thing do you actually need to do it like onshore versus offshore where the output is the thing that ultimately becomes the input to the higher value added things to build on top of too right and we don’t know what that kind of look through looks like just yet either

Anthony: We’re going to do it in space I think Basil said that right I think he did yeah like uh I’ve also seen Delian at uh uh Varda and Founders Fund fame. Uh he says, “Stop talking to me about this. This is a dumb idea.” I kind of like that. Like you got two space entrepreneurs, Jeff Bezos vers Delian. Who’s going to uh who’s going to be right? I don’t know.

Jeff: I mean, it kind of makes sense. I I mean, you just don’t know. You don’t know. And it’s not to say like not knowing means there can’t be a path for action, but it’s clear that this particular conversation is hitting a lot of nerve at the societal level because there’s so much at risk. And really to me it’s it’s no different than like the constant transformation of risk that happens under the guise of like the central bank, right? So you know historically we used to think of monetary policy as this independent thing from fiscal policy. We now know they’re very much married, right? It started with probably Janet Yellen when she decided to weaponize the Treasury with active Treasury issuance where she showed monetary policy can absolutely be political. So that’s out of the cat. The next evolution of this conversation is does monetary policy become industrial policy or does industrial policy affect monetary policy and if you provide cheap

Anthony: Depends who the Fed is.

Jeff: It but it also depends on like what you were mentioning which is like what are the national strategic goals of a country and like the way to subsidize that outcome and if we decide like power is something that has to be commoditized energy then ultimately this is a different kind of risk transformation that the central bank and other entities are permitting right if you think about QE at large they’re basically doing risk transformation across two segments one is liquidity transformation right between the short end and the back end and Then if they’re being more aggressive, it’s a credit transformation where they’re basically subsidizing or enriching different credit spread premiums based on what securities they choose to own on their balance sheet, be it MBS or ABS or whatever else, right? The third is really energy transformation, which they historically have not done because that’s not part of the mandate of the construct of money. But if we start talking about capital investment for data centers, right, which then has ties to the cost of labor, it absolutely will start drawing connectivity and tissues to which monetary policy is now industrial policy. And that’s what I think um Powell knows. Powell has not been shy mentioning that the most unknowable risk today is the displacement that is happening in the labor force with AI at the center where there is just no precedence for what that could mean for um rate setting policies.

Anthony: Um somebody who is not going to have their job taken is all these politicians. They’re all going to vote on market structure bill. Yeah. um once the government opens again, what’s your take on the recent uh proposed market structure bill?

Jeff: Well, um the there’s lots of I think complexity to different stakeholders still ironing out uh important conversations, but the one that I think is clear that we can speak through today is that the CFTC will own a larger domain uh over crypto than the SEC. Um, and I think that is directionally correct in my opinion because the CFTC is in the business of financial innovation at large and it’s in the business of managing capital efficiency and leverage and derivatives products and to me uh the things that crypto is really building upon which is this new settlement layer that brings capital efficiency at different speed is basically what that is. uh it makes more sense to me that it would be monitored as a commodity in that format. Um, now I think it also speaks to the fact that crypto is global, right? Because the US is very much uh onshore regulator for investment securities that Americans are generally accessing. Uh, unless you’re going to the different like offshore private fund model, right? So, it’s it’s very much like a domestic thing. Crypto is global as are commodities. So, it makes sense that the CFTC be the regulator who’s able to look at the broadest section of like global commodities markets and coming up with rulemaking. Um so that’s good. Uh and that clarity will allow more types of innovations to come through with DeFi protocols where historically for instance this past week um unis swap announced that they’re going to turn on the fee switch. Right? This is huge. It’s momentous. People have been wanting this for a long period of time because unis swap is very profitable. They settled trillions of dollars and there should be a way to uh bring value accrual to the token holders. And yet Gensler had been so adamant about tying the economics of unis swap to the token holders that it could never be turned on. Well, now they’re turning it on. And I think that kind of proactive measures will be now more likely with the CFTC at the helm than the SEC.

Anthony: Coinbase also is allowing Monad to uh launch on uh on their platform. Unis swap, monad, all these things. For the people who are like hardcore Bitcoin, they may be like why what’s the point here? more capital markets coming in this manner whether it’s revenue driving whether it’s launching of these tokens you know Coinbase had pretty much got rid of all ICO type you know behaviors etc is this just like the merging of traditional finance and uh kind of the crypto world

Jeff: well let’s see at the fundamental root of this question is like what is crypto right and like you know so many people have

Anthony: Crypto will be dead in a decade that’s why I keep telling people

Jeff: I mean it’s it’s weird because you know earlier today I was at the The Tie conference which they do such a great job putting together an institutional crowd to talk about Bitcoin and crypto, but a lot of things people are focused on with stable coins. A lot of people are focused on uh tokenization, and it’s because that’s kind of stuff that JP Morgan can get involved in. Uh and I heard the curse words of private blockchain one too many times from this conference yet again. And so it was almost like this idea of like, oh, are we going back to this high trust environment versus the low trust environment of consumer adoption that requires humans to just have institutional intermediation? like is that is that basically the current version of crypto adoption and is that what we meant when we started the crypto revolution you know out of out of 2009. So you know these things I think have a pendulum and they swing back and forth but one one aspect of it is that the institutions are coming and so the people that are spending money the people that are experiencing mergers and acquisitions have all today have been within those centralized service provisioning um so I think it’s good I mean I think it’s good that at some level like these real problems are being tackled upon and it will have like consumer implications too like for example Mastercard and Visa announced last week as well that they’re finally looking to settle the 20-year lawsuit that they’ve been having on their swipe fees with their merchants, right? This is a 20-year battle, right? We were like in college or maybe high school even when this had begun and it was still not settled. Why are they settling now? They’re settling now because they know stable coins are coming and they know that there is actually a giant competitor ahead that is basically going to take all their market share because you can’t charge 2.5% for every swipes. And that’s great for Americans, right? Whether you believe in crypto as privacy, you know, permissionless, blockchain, whatever, like it is great that stable coin is coming because it will in the end impact consumer uh better for having more competition in the space and we should la for that. So I I always go a little back and forth on like what the motivation and mission of crypto is. And the thing that I think is my northstar is it improves people’s lives. If it improves people lives in whatever kind of dimension we’re measuring it, then then I think it’s a success.

Anthony: I think it’s a great framework. Um, Square trying to improve the merchants lives. Now, uh, you can go and you can spend Bitcoin at a bunch of places. What’s your take on this?

Jeff: Well, I would say first and foremost, please don’t spend your Bitcoin to buy a cup of coffee. We know that’s not a good idea. There’s lots of horror stories that come of it. Um, and yet at the same time, like I’ve always wanted more adoption of Bitcoin being used as a means of payments to engender the productivity question of what Bitcoin means beyond being a store of value. So, this is one step in the direction that is absolutely correct for the future role of what Bitcoin could be. Um, and look, Lightning Network, I think, for all its controversies and successes, uh, is just a great player because they’re well-intentioned, well capitalized about that long-term mission, almost like the way that like public utilities have to be. So, you know, what’s great about it is ultimately um, the Lightning Network is built on Bitcoin, right? So this actually does take the security budget in mind in consideration where opening and closing the liquidity channels that ultimately pro provision for the transmission are bitcoin transactions. So even though not every aspect of things that the lightning network does accrue to Bitcoin, there are some elements of it which does and that’s great because Bitcoin has always needed more economic activities and I think anytime you bring that narrative to the forefront, it’s mission aligned for more prosperity for Bitcoin or themselves too. That being said, I think there’s a limit. You can’t really spend more than like 600 bucks or something on the merchant side. And this again goes back to some of the fundamental challenges with how lightning network itself works um by having collateralized bitcoin that has to travel through some of these um liquidity pools. But uh but in the end hopefully we can do larger transactions. And my uh my own kind of personal view is that Bitcoin is actually more useful for larger transactions that um it’s not the coffees I want to pay for. It’s probably the larger things like home purchases or you know fronting college education or other things that you know are bigger expenses that it’s maybe worthwhile thinking about the construct of spending and saving in bitcoin in ahead of that um in in ahead of that consumption.

Anthony: Does the Square app allow you to spend with stable coins?

Jeff: Yes. Yes. I think in in fact um it even I think gives the merchant a choice as to whether you want to receive or convert um your your cash into Bitcoin too and you can pick.

Anthony: Interesting. Yeah. Yeah. I just think that um I understand that the promise of Bitcoin is this like electronic peer-to-peer cash system. Uh to your point, spending Bitcoin um on small purchases probably doesn’t make a ton of sense. Uh at the same time kind of let people do what they want with their money.

Jeff: Yeah.

Anthony: Right. Um, but it does feel like the stable coin has kind of co-opted the medium of exchange use case. Uh, and I would actually argue like that’s probably a good thing um, for people today. At some point in the future, if Bitcoin is stable enough and pricing is in Bitcoin, like that may not be the the case, but right now like you want to spend dollars that are going to be worth less in the future, right? And so um enabling Bitcoin is great, but also it’s like you should give people an option to use the digital rails and stable coins as well.

Jeff: Yeah. In the end um you know payments is a two-sided transaction for someone who’s selling it, someone’s receiving it. So in the most neutral sense, the hope is that whoever receives it then keeps it in Bitcoin too and they will be able to screw value and in some sense this also allows the possibility for many commercial companies to become Bitcoin treasuries themselves, right? Which is an incredible thing. Um, if you can own Bitcoin on your balance sheet as a corporate, whatever small business you may be running, the outsized impact that can have for you for your business survivability in the future if Bitcoin continues to pace its price is is humongous. And now we’ve provided ultimately that optionality for thousands of merchants out there who now can just actually take Bitcoin. And that I think is also the other side of if the consumers are spending well the businesses are now going to save in Bitcoin.

Anthony: Makes sense to me. All right. Where can we send some people to find you on the internet?

Jeff: You can find me on X. Uh, my handle is DGT100011 and you can also find me on my Substack, same handle.

Anthony: Amazing. Thank you so much for doing it. We’ll do it again next week.

~~ end transcript ~~

TRANSCRIPT: Galaxy Brains (Hosted Galaxy Digital Research)

Platform: Spotify, Apple Podcasts

Featuring: Anthony Pompliano & Alex Thorn (Host)

Alex: Welcome back to Galaxy Brains. As always, I’m your host, Alex Thorn, head of firm wide research at Galaxy Bitcoin not zero. We have a great episode for you this week. Anthony Pompliano, Pomp, investor, entrepreneur, business owner, veteran, is our guest. I’ve wanted to have Pomp on the show for a long time. I’ve known him for a very long time at this point.

We’re going to talk to him about what this market feels like since he really gotten interested in 16, 17, the cycles of Bitcoin and crypto, what he is building in AI and real estate and Bitcoin, and a bunch of other fun stuff. I’m gonna ask him to pick between Becky Quick and Ross Sorkin and Joe Cronin, who is his favorite host of Squawk Box.

And we’ll talk with our good friend Bimnet Abibi from Galaxy Trading. As always, I have to warn you before that Bimnet is bearish. I don’t think he’s going to I that shouldn’t surprise this audience. He’s been bearish for several weeks. I don’t think he’s going to get filled at his bearish target though personally. But it’s a it’s I will say a sobering conversation with Bimnet that before we get to that, I need to remind you, please refer to link to the spam in the podcast notes.

Note that none of the information in this podcast constitutes investment advice or an offer, recommendation, or solicitation by Galaxy or any of its affiliates to buy or sell any securities. Let’s get right into it with Bimnet the bear.

[…]

Alex: Let’s go now to our guest, Anthony Pompliano, entrepreneur and investor. Sir, welcome to Galaxy Brains.

Anthony: Thanks for having me. Great name.

Alex: Yeah. Thank you. And thank you for coming. It’s gosh, there’s so much we could talk about. Maybe I’ll just start here. You’ve been in the space in Bitcoin and in crypto for a long time.

It’s pretty much as we record this, the three year anniversary of the collapse of FTX. That was I know it was three years ago. Almost feels like ten at this point. How far have we come since then? In 22, because the market seems significantly more mature than whatever that era was.

Anthony: I kind of feel like I joined the industry at half time, frankly. If you think about, you know, there’s like 2009, 2010, up until maybe the 2016, 2017, like that era originally was a very different era than what we saw from 2016 to today. Right? So, I had talked about Bitcoin a couple of times with friends, and I’ve got, you know, the classic DM of like, this is dumb. What are you doing? You know, I’m not gonna waste my time on this. So, you know, after I got past those mistakes, I feel like I kind of joined at half time where we were transitioning from what I would say is, like, hard core cypherpunk, you know, very technical. A little, you know, anarchist type, libertarian, market to what was like really early adopters. Right? And so, you know, proud to be part of the early adopter. But, also very fortunate that, you know, the people who came before us, did what they did. Now, from the early adopter to now, what I would consider, like, we’re in the mass adoption phase, kind of, you know, now now we’re really taking off, the moment that really, to me, marks that transition from early adopter to, kind of mass adoption is actually the FTX situation. And FTX was unique in that you had the crypto world and you had the kind of venture, capital community, all eyes on this thing. And it was sitting at the epicenter of investing, of users, of politics. It became this, like, social phenomenon where they had, you know, Tom Brady and all these people. And like, it was just like it was like almost a story too good to be true, right? Right. And I think that there’s two main things that I took away from that entire situation. So FTX, all of the kind of contagion that occurred, companies that we were involved with, that, that didn’t work out, all that stuff. The first is, that there’s a, gentleman here, in New York. He’s an investor, named Jeremy, who, is this, viewpoint of people or before the fall or after the fall? And he’s like, you can kind of see it like, you ever seen the movie? 12 strong. It’s about, the first soldiers that were in Afghanistan. They ride on horses into battle—

Alex: Ah, it’s like the first in—

Anthony: Correct. And in one of the scenes, they meet up with, the commander of the Northern Alliance, which is, you know, one of the tribes.

Alex: Yeah.

Anthony: And but they’re gonna be on the American side.

Alex: Yeah.

Anthony: And he basically refuses to talk to the officer, and he’s looking and he just keeps talking to kind of the older, you know, more grizzly, kind of, Soldier. And at some point he says you don’t have killer eyes. He has killer eyes. You ain’t seen anything. You’re a young kid, right? You haven’t been in here like that guy right there. That guy seen stuff?

Alex: Yeah, that’s why I talked to him before the fall. After the fall.

Anthony: Right. And so I think that the industry in general, if you were not there in the early days of the Mount Gox, you know, kind of like that was one entire generation of bitcoin or crypto folks, you know, that was there before, after the fall. FTX was that for the early adopters? And I think that you can see, like there’s been a bifurcation. There’s some people who figured out how to navigate that entire situation and continued forward and built their business or, or continued investing. There’s a lot of people who, if you think back to folks that we all know, yeah, they kind of disappeared, right. And some of it, they made too much money, right? They just say I’m good. Other people said, you know, I don’t want to be involved in this anymore. This is too much for me. And they went elsewhere. And so I think that, that to me is probably one of the big takeaways was who could survive, who could kind of navigate, you know, chaos, uncertainty, volatility, etc..

Alex: Yeah.

Anthony: And then the other big thing was, there’s the entire idea of like, if you want to go fast, go alone, if you want to go long, like go together. Yeah. The companies who had that long, term horizon and really focused on doing the things that made them resilient over the long term, they’re still standing. And, fast growth is obviously celebrated when it comes to the venture community, but a lot of the fastest growing companies didn’t make it.

Alex: That’s right.

Anthony: And so there is some balance between how fast can you grow, but how resilient can you be? And I think that we probably tilted a little bit too far on how fast. And so a big takeaway was you want to grow fast, but only if you can survive. Right. It’s kind of like the Howard Marks.

You never want to be the number one investor in a year because you had to take so much risk to be there, that you were willing to be the last investor if you were wrong.

Alex: Interesting.

Anthony: Instead, you want to just consistently be above average. And if you do that for 30 years, somehow you end up through attrition being one of the top investors. Same thing here is you may not want to be the fastest growing company every single year. You might just want to be like, you know, top five like that, you know, with some resilience in there. And, that put you in much better position.

Alex: It’s it’s so fascinating. I think those are really great analogies. And you’re right, there are we are we do have a firmer foundation than we did.That was the move fast break things 2021 I mean we needed that though. We did. That was we spread the word. We spread the virus. I was going to say, you used to have, I guess you had. You had to stop saying the virus is spreading during Covid. I’m assuming.

Anthony: So again, that’s part of why I was like, you should probably know as part of being that early adopter cohort.

Alex: Yeah.

Anthony: You know, I started telling people like the virus spread and the whole idea was, it’s just like this thing is permeating all through the financial market. Just everywhere you look, it’s like somebody is getting infected.

Alex: I mean, every I feel like every person that is at all meaningfully interested in crypto or bitcoin that didn’t learn in 17, they definitely learned in 21. Like that was a huge explosion of knowledge and interest.

Anthony: So somebody one of the kind of the OGs that I really respect, I feel like we’re kind of like standing on their shoulders. He goes, hey, you may not know this, but, on some of the early bitcointalk forums and stuff, there was this idea of a mind virus, right? And I was like, man. Like, it’s just like an idea’s time has guts, right? Right. Yeah. And so you’re, you know, I wasn’t aware of that, right? I was saying the virus is spreading, but you’re just like, it doesn’t matter who comes across this asset. They very quickly pick up the same mental frameworks and it’s because the asset itself has merit.

Alex: It has merit and has a law tied to it. It has a it has characteristics

Anthony: Correct, such as the virality.

Alex: Now could it Covid.

Anthony: Yeah. That that put a stop to the phrase the virus

Alex: your wife or somebody was like, Anthony, you might want to stop saying

Anthony: No, no, I was self-aware enough to know, yeah, I probably should stop saying

Alex: I think I actually remember the moment when you stop saying it, like on Twitter, I was like, oh, he stopped saying it. I guess that makes sense.

Anthony: So I was pretty early to realizing, like, this thing was not going to be contained because, because I have an office on, 42nd Street right across from Grand Central. And, the very first case of Covid in New York City was, I believe, a lawyer who came from Westchester. And, they sent out a, an email to the building and they said the very first case of Covid that’s been happened in New York City’s in our building. I was four floors below us, took the same elevator bank. So now I’m like, can you, like, inhale this in the elevator? Like, you know, like, no one really knew

Alex: It was it was scary at first, for sure.

Anthony: And so the first thing I did was like, googled how many people go through Grand Central? It’s like 750,000 people a day or something like do. There’s zero chance if this thing is actually, yeah, some sort of contagious component to it. Yeah. There is no chance they’re containing this. Yeah. So I went home and I was like, all right, this, this may be a different world.

Alex: I had a similar experience because I was at Avon Ventures, the fidelity Affiliated Venture Fund, and the crypto space, and our office was right in front of the aquarium in Boston. Yup. And right next to that is the Marriott Long Wharf. It’s called. And that’s where that weird pharmaceutical conference was, where it was ground zero in Boston. Then I think it was one of the main ground zero’s in the country.

Anthony: 100%

Alex: Is all these, you know, folks at this conference then flew home and spread it everywhere. And I was like, tell my wife she was like, wait, isn’t that near your office? I was like, babe, I go to that Starbucks in that hotel every morning.

Anthony: Do you do you know, the concept of lattice work? You ever heard of this? So, there’s this concept called lattice work that, there’s a great book, actually, by the title lattice Work, who was a guy who worked with Bill Miller, back in the early 2000 and, or late 1990s. And the entire idea is you can study a bunch of different disciplines, a bunch of different fields, and they all kind of intersect with each other. And so, there’s an entire very small but an entire group of people who believe that if you study biology, it actually can help you better understand financial markets the same way that a virus spreads or rate ideas can spread or, companies products can grow. Fascinating. And so, this idea of lattice work is actually paying attention to something like Covid can really inform an investment interest. If you think about, you know, look today, right. Prediction markets were not around in 2020. Imagine how valuable it would have been to see people wagering. Yeah. People also forget that, Zero Hedge got, kicked off of Twitter at the time. And I remember what they said. And as soon as I saw them get kicked off, I said, it’s true. I told my wife, I said, that’s 100% true, right? Because the fact that is being kicked off because it wasn’t like, you know, going after somebody

Alex: right, right, right.

Anthony: And then the second thing was, there were some guys I think, in Silicon Valley, they created a pseudo anonymous, Google doc, and it was basically them trying to compile all of the known information about the virus and where it came from, and its effects, whatever. But it was done anonymously so that no one could ascribe any sort of value or punishment to the authors. And I remember just being like, oh, we’re headed to a world where crypto is going to be way more than right, like sued anonymous public publishing of information is no different than suit anonymous transactions.

Alex: Yeah. Right.

Anthony: Is you just like, pay attention to the world and you start to see like these things all happen at the same time. It’s whether it’s biology, whether it’s, you know, kind of more current events or whatever. I just think that that can form how to, how to invest capital.

Alex: It’s brilliant. I’m like, you know, John Nash and Russell Crowe, like, like the things are flying around in my brain now, right? You’re listening. You talk. Anthony. So another virus you used to talk about that was spreading back in the da was tokenization. Used to say tokenize the world or everything will be tokenized. That kind of fell out of favor for a little bit in like the 20. I mean, I remember there was, you know, we used to joke there were more token issuance platforms than tokens back in like 18 and 19. But it seems like that is back.

You know, we tokenized Galaxy stock. There’s equity security tokens are exploding. People came up with a new term for RWA. What do you see here in this spot. And is this something is this, you know, we’re crypto and traditional markets are finally going to merge together.

Anthony: Or if you go back, I can’t remember when I wrote of a 2017, 2018, my basic framework was, we were going through a transition period that was very natural in, financial markets. And, we went from what I called the analog age to the electronic age. So there used to be these analog assets, used to have physical stocks, certificates, physical bonds, physical deeds to your home. Everything was paper in a filing cabinet, right? I mean, it was very much a analog world. And the transition in the, you know, pretty much like the 80s into the 90s was we went from all that physical paper or analog to electronic QSIPs, and the electronic QSIPs were revolutionary compared to the paper. You can now move them around. And who cared if those two day settlement times, like the fact that you could send something to someone else in the world and didn’t have to physically mail it, all that stuff was very game changer. Correct. And so my framework was we were going to go from the electronic age to the digital age, and the digital age was going to involve everything being a token that could now move freely around the world.

Without the two day settlement times. It was cheaper, was faster, it was better. Now, the famous Bill Gates quote that, we kind of overestimate what we can do in a year. And underestimate what we can do in ten. Yeah. And after about a year of talking about this, I pretty much came to the conclusion, this is going to happen. It’s going to take way longer than I thought. It’s I, I stopped talking about it because I felt like, being too early is just the same as being wrong.

Alex: Yeah, right.

Anthony: And, I realized that it wasn’t going to happen in 2018, 2019, 20, 20, 2021, right? Right. So fast forward to 2025. Like now, it kind of feels like, okay, there’s enough here now I’m very skeptical. Yeah, because of my prior experience, I have a bias to say, prove to me that there’s volume. Prove to me that the investors actually want this. And, you know, it falls into this second framework I have, which is, crypto is going to be dead in ten years. And when I say that, what I mean is that crypto in the traditional financial world emerging together, we are no longer going to talk about crypto in ten years. People are going to be like you remember when we used to call it crypto?

Alex: Now it’s just assets.

Anthony: It’s just finance, right? There’s equities, there’s bonds, there’s currencies, there’s commodities. All this stuff. It’s no different than people used to be like internet finance right.

Alex: Yeah. And it’s like a world wide web.

Anthony: Yeah. And it’s just like this new thing. Everyone’s just on the web now. You’d be like, what? You don’t use the internet like. Like we talk about, you know, Buffett doesn’t have a computer and we’re like, wow, I know. Right. Like crazy. And so I think that, you know, we have platforms today where people trade on their phones. Yeah. Everything has become the internet. Yeah. The internet finance era died and just became finance. Same thing. Crypto is going to die over the next ten years. And that’s part of mass adoption is once it becomes pervasive, it’s no longer new, it’s no longer novel, and it’s just the standard, which means that crypto wins. We get a play on our flag on Wall Street and say, we have won. It’s just not in the way of we have conquered and destroyed your system. Yeah. Instead, it is kind of like we got, you know, kind of incorporated into it. And now we all live in peace and harmony together on Wall Street.

Alex: I think that makes sense. I you even have I mean, how much of that was regulatory, changes that we’ve seen, you know, this year or versus just maturation and, you know,

Anthony: yeah, I think regulation is some of it. I think people really, you know, and I spent a lot of time going back and looking at how did the internet get adopted. So not just the tech, but the consumer adoption of the internet. A very large part of it is that you have to allow for young people to become middle aged people. You have to allow for preferences to change. You have to train someone to actually not go to google.com, go to ChatGPT. Right. Like there are things that occur over time and it’s a familiarity to it. And so in the good news is, if you think today, you know, somebody in the United States who is under the age of 18 for the most part doesn’t know or whatever, 16 doesn’t really know a world without bitcoin.

Alex: Yeah.

Anthony: The history of bitcoin versus fiat currency in their mind is both. They have been around since I was born. It’s crazy right? You and I know a world before bitcoin right. Yeah. But there’s a lot of folks who are older. They actually know a world before Fiat. Right. And so it’s all about these kind of age demographics. Now if you also think about Coinbase this guy Max brands Berg there who’s got this great, saying, he says, you know, Defi mullet and the whole idea of a defy mullet is the front end looks the exact same in their case. They say, you know, kind of the trusted front end of Coinbase. It could be any service, but the back end plumbing now starts to become more DeFi oriented or crypto oriented or token oriented, etc., right?

We will not have been successful until the user is using a product they don’t even know they’re using. Yeah, if I have to go to a separate account, if I have to go to, use something where my heart starts pumping a little bit more because I’m like, oh, am I really going to be able to send the stablecoin?

Alex: Yeah. Yeah.

Anthony: To Alex. What I want to just be able to say is send it. Now. I say that, remember, the banking system is not completely, you know, insulated from this, right? There’s account numbers and there’s, you know, ACH numbers, there’s swift there, you know, there’s name of the, account. You have to put the address of the account to do wires at the address.

Alex: It don’t make sense.

Anthony: It’s just a system that was built. Very strange, though. So, like, we’re headed in the right direction, but there’s still quite a bit of, I think, kind of work to be done there. And so you need consumer preferences to change. You need young people to kind of move into the cohort where they actually have assets. And then you also need the technology to continue to innovate. The next ten years or so. I feel like all of that kind of comes to a head. And you see the big institutions, like a lot of these folks are doing things that they are not announcing publicly. And they’re they’re playing, they’re tinkering. They’re trying to figure out where where’s our spot.

Alex: Yeah. Right.

Anthony: And, you know, if you think of like a citadel with payment for order flow, where’s our spot? Oh, this Robinhood thing, maybe it’ll get big. Right. Let’s go into it right now. Everyone wants to play that game. Well that is going to be the future here. Whether it’s tokenizing equities, whether it’s bringing funds on chain, whether it’s some sort of payment system that is like streaming payment, all of that is trying to be figured out. And you now have not only the, you know, kind of early adopter technologist types that are pushing this forward. You now have JP Morgan, you have boy Nasdaq, you have Nasdaq. They’re all playing. Yeah, yeah. Come on. It’s going to get figured out.

Alex: Yeah I think three of the four biggest custody banks of State Street BNY, city and JPM, all of them except for JPM have announced or launched crypto custody already. So BNY is live. I think State Street and Citi both said they’ll be live next year. JPM has actually said like we’re not currently looking at it, but that just means currently probably like in a month they’ll be like, okay, we’re looking at it, right? So I mean,

Anthony: One acquisition away from being in the game.

Alex: Yeah, exactly. Jamie will finally capitulate, I think, on this, he he still calls it Satoshi. It’s actually on the intro of this show, if you’re listening, I, we have that quote of Jamie Dimon is that Satoshi is going to come back. Poof! All the Bitcoin will be destroyed. But he he so

Anthony: Sofi now is like, a bank that is allowing crypto trading the first federally, registered bank to allow crypto trading.

Alex: Interesting.

Anthony: Right. So like, okay, does that mean that eventually in my brokerage account or

Alex: and everyone’s applying for that OC license. But I think Hank Anchorage has it as well. They snuck in under in Mnuchin by the prior administration. I can’t imagine what the the what they had to go through under Biden’s presidency to maintain that license. But, yeah. Everything. My well, now you can be a bank, right? Operation Choke Point is not in effect as far as we know.

Anthony: I think that, it’s still going on. Yeah. We have a lot of there’s a lot of companies. Yeah, we have, a lot of investments. You know, we have a lot of accounts for people on our team or in our ecosystem. I consistently hear stories of companies being denied bank accounts. I’ve heard stories of, publicly traded companies being denied bank accounts at certain, very large financial institutions. And, they don’t want to put it in writing. Right. But, it’s not the, like, relationship manager making the decision. It’s somebody in a risk departments. Yeah. They’re still being uncomfortable with doing it over time. I think that that will change. Right. So you know, it’s kind of you’re again, you’re on the cusp of this transition from a hard core choke .2.0. You can openly do this stuff and no one cares.

Alex: Now it’s behind the scenes, but it still exists.

Anthony: It’s the remnants. Yeah. Right. And so, two years from now, it’ll it’ll be over. Like you’re kind of decaying away the like, you know, woke ideology, the anti crypto ideology, the, you know, just all these things and it just takes time to thaw. You know, we’re thawing the chicken right now.

Alex: So let’s talk about Bitcoin specifically a little bit. You’re one of the most consistent and loudest advocates of Bitcoin. I think in one of the places when I ask you about CNBC is on is on Squawk Box. You’re a regular fixture there. So I and I see you’re wearing the same. So you must have like five of these suits right. Like I mean because this is, this is the look that

Anthony: I’ve been wearing this tie for a decade. It’s almost over.

Alex: We got to find another one. So where does Bitcoin fit in in this tokenized future or this merger of crypto and traditional where it stops saying crypto. What is your long term case from sort of today for Bitcoin is it debasement hedge. Like what is it. What is bitcoin

Anthony: I think Bitcoin is different things to different people right. Some people really care about the debasement of the fiat currency. Well if you’re in certain areas as the single most important problem that you face. And so Bitcoin’s a great solution. I think there’s other people who could care less about debasement, but they really, really need to be able to move assets without being censored. Or they may need to be able to hold economic value without having it seized. Right. There’s all these kind of different things. As to why, why someone may hold bitcoin, use bitcoin or mined bitcoin, you know, etc., right? Yeah. Now with that said, I believe that the digital world is actually exactly like the electronic world. So if you think of the electronic system that we have today as an individual user, I have a savings account of a checking account. I have a brokerage account in the digital world, I’m have the exact same thing. Bitcoin is my savings account. Stablecoins are my checking account. And then I’m gonna have a brokerage type account where I can do all kinds of crazy stuff. I want to do that, try to outperform my savings. Now, what we have seen so far is that Bitcoin is a very radical departure from a traditional savings account, right? Historically, in a savings account, you saved in the same asset that sat in your checking account, it was just treated differently by the financial institution. What the digital world allows for that, I think, is a very profound, improvement. Is the switching cost. The friction between going from one asset to another has significantly dropped. And I would use currencies as an example. You used to have to go and many people still today, if I want to go to Mexico I need pesos. Okay. Well if I’m going to go get those pesos, where do I go? Either go to the bank and hope they have some, or I get ripped off at the airport. Right? Or I go to a money changer and

Alex: usually I forget and do end up getting ripped off at the airport,

Anthony: Of course. So that friction is very high, both in terms of cost, but also I have to physically go somewhere to get the physical asset right now, if you go in, you look at, in this digital world, I can press a button on my phone near zero cost instantaneous. At any point, I can switch back and forth between these currencies. So if you lower the friction between switching costs now, all of a sudden you’re gonna have a lot more people switching, right? And capital is going to flow between these things. So Bitcoin as a savings asset all of a sudden now becomes really interesting. Stablecoins I want to spend the thing that is going to be worth less in the future always. And so naturally the dollar is really good at short term stability, long term kind of detriment. And so I think that that will continue. And then you get this kind of token based system. Now again Apple stock doesn’t matter if I have the physical stock certificate. The electronic SIP or the token I have Apple, I have a claim on cash flows. I have certain shareholder rights. You know, I’ve got the capital appreciation or depreciation of my investment. You know, all these things that come with owning Apple stock. I think people are, who critique that kind of token based system. They’re like so deep in the weeds that they don’t realize the end user is not going to even know they’re just going to be on a platform, and they’re going to be switching between all these different assets.

Alex: Right.

Anthony: And you see it whether it’s Coinbase, whether it is Robinhood, I’m guessing I don’t know for sure, but I’m guessing Galaxy one and some of stuff you guys are doing there is going to eventually all try to go after this. Like we want to be a market and that market is for everything. It’s for equities, it’s for crypto, it’s for prediction markets. Right? All this stuff can be done in one single place. And if you do that the right way, I think that that’s where you start to see a pretty interesting, better future for the end user.

Alex: Yeah. Makes sense. So you talked about how you have a lot of companies, you’ve done a lot of investing. What are you doing now? The entrepreneur I know you’ve got a couple I want to ask you about, but I’ll let you set it off. Pro cap. I see you talking about Sylvia. Is that the CFO, the AI Basia? Very interesting about that. But what are you working on right now? I know you got a lot. You’ve always been working on a lot, by the way. I think people are. I’ve always been very impressed with your your energy.

Anthony: I just think, in the future, there’s a very unique spot, that somebody can fill where if you can operate companies, if you can allocate capital and if you can create distribution online, that is each one of those things is very difficult if you can put all three of them together. I think that it’s very hard to compete against. Right. Because you have the ability to, allocate resources. You have the ability to actually improve and, grow things. But then you also have the distribution, which brings down cost in terms of, actually getting, adoption of certain things. So that’s really the framework that I use is being able to invest, operate and create content online. If you think about, what we do on a day to day basis, we run an investment firm, right? That investment firm.

Alex: And that’s Professional Capital Management, correct?

Anthony: Yes. It is. It’s somewhat unique in that, it is a, permanent capital private vehicle. We’ve got, a great list of investors who, I’ve partnered with to go and build this. And we started out incubating companies. And I think that, you know, most folks are looking to allocate capital, and they have kind of a GPO structure. It’s very focused on, capital appreciation. There’s a lot of illiquidity. And it causes them to constantly be out fundraising because they need more capital to replenish what they put out by incubating cashflow positive businesses. What we were able to do is now we basically had a source of non dilutive fundraising. And so we then had this cash flow that we could then use to go and do what we wanted to. So we put on the balance sheet we could invest it. We could use it to fund new companies. We could reinvest in the company it came from. There was kind of optionality. So starting these businesses, our model essentially was we would go and we would find somebody who was an expert in this or an industry. We would partner with them, we would provide the funding. A lot of the infrastructure, they would do the thing that they’re really good at doing. And it was a one plus one equals three scenario. And we could really accelerate these companies. And we’ve done it in, many different industries, everything from residential real estate analytics, a company called ResicClub, kind of built like a Bloomberg terminal for residential real estate.

Alex: Pretty cool

Anthony: You know, we’ve done it with, the AI CFO. And, our entire model there is to find something in the world that we think is a problem, that we are uniquely suited to solve that problem between us and our partner, and to go and attack it. Right, it’s taking this idea of entrepreneurs are really just problem solvers, right? And so find the problem, go solve it. If you solve it, people give you money, you can build a business.

Alex: It sounds really fun.

Anthony: It’s a blast because

Alex: Yeah, you’ve got the whole the whole world is your oyster. If you were to break down in these major themes.

Alex: Right.

Anthony: I have a couple of major problems that I think exist in the world. I think that affordability is a massive problem. Right? When we announced ResiClub two years ago, before the world was talking about affordability, I in that piece wrote about the fact that home affordability was eroding is a massive problem, but you can’t solve the problem until you understand it. In order to be able to understand the problem, you have to go and get data. You have to be able to analyze and drive the insights and inform people. And so I look at that specific business as a way to have maximum leverage. If we can go to hundreds of thousands of people who all are in a sector and say to them, there is a problem going on, let us give you the information to then use to go solve this problem. It’s a force multiplier. And so you know, that business, is run by this guy Lance Lampert, who used to be the real estate editor at fortune magazine. He’s excellent. Right. He’s an expert. People understand that. He’s probably the number one residential real estate reporter in the country. We’ve really been able to go push that forward. Another problem is that we have a lack of financial education in this world. Right. And so again, affordability, financial education, all these things are kind of interrelated. But Bitcoin is a solution because it can help insulate you from the currency debasement. Silvia is able to take all of your financial information. So you attach your bank account, your brokerage, your crypto account, your credit cards. You can upload, you know, private start up investments, your real estate, your cars. And he has it. You have it will track your net worth and stuff like that. But then we’ve built a bunch of these, state of the art AI models into the product so that you can actually start to talk to Silvia Silva as a CFO, and you can ask simple questions like, you know, what’s my cash balance, debt to equity ratio, things like that. Yeah, they can do really, really complex things. Including we’ve taught Silvia how to code. So any question you asked Sylvia can get the answer because she can write code for herself, custom to solve the problem. So, I mean, yeah, if you say, listen, I want to run a Monte Carlo simulation on my portfolio, run 100,000 simulations and tell me, where am I likely to be in ten years?

Alex: No way.

Anthony: In like 4 or 5 minutes, she will come back and be like, hey, I ran 100,000 simulations. Here’s everything you need now.

Alex: This is amazing, right? This is like, what, like QuickBooks should have been or like, the whole thing is these AI models need the proprietary information.

Anthony: But here’s the thing. People don’t want to give the models proprietary information. So we’ve gone we’ve negotiated these, zero data retention policies with the models. We’re able to, hook these up, and the promise of the product to somebody is right now the core product is completely free, right? I don’t want to put a barrier for somebody to be able to get the education and insights that they need. And so once they attach their information, it gets encrypted, it gets anonymized. All this, the kind of privacy Protect my data is on the platform. I don’t want that stuff out there. Right, right. And then you start to let Silvia go to work. And what we came to the conclusion of is she’s smarter, faster and cheaper than a human, where you think the world seems like a compelling. Yeah. Now, here’s what’s crazy. And I think this feeds into kind of the more macro conversation. There was like, oh, the job market’s weakening all this stuff. Right? We’ve had a ton of RIAs and financial institutions reach out to us and say, we want to incorporate this into our day to day. And so the positioning to the user is usually like, kill the financial advisor, right? Like you trust the software more than the human. The financial advisors understand that. They’re like, wait a minute. If I could get replaced by this thing, what if I actually embrace it? Right? I give access to my clients, so now they have the real time information. They can ask all the questions, and I don’t want them to ask me right, right to the software. Right. And then I get more data because I get to see what does my client care about, I can better oh, there. Look, they’re looking for a house. Maybe I should help them right now because this is a really important point in their life.

Alex: It’s brilliant.

Anthony: And so I just think that, you know, again, as we build these companies, you just pick these really big problems and you kind of attack them in different ways. And then that informs how do you invest, right. And so what we’ve realized is you can do stuff in the private market, but now we’re expanding into the public markets, and we think that there’s a lot of things that you can do kind of at scale in a very similar way. And we’ll see, you know, see how it goes.

Alex: And then the last one, Pro cap, what are you doing? This is your Bitcoin company or is it a treasury company? What are you guys doing with pro cap?

Anthony: I don’t I don’t know how people define, you know, all these companies. And I feel like we’re kind of what we’re evolving. Yeah. I think everyone’s got a different thing. The way that I look at, you know, I at my heart, I’m an entrepreneur, right? I am, somebody who understands finance. I enjoy investing, but at the end of the day, I spent my entire career building companies. Right. And when I look at building of companies, I always look at it as who is the customer, right. And I think that when you look at the kind of playing field of all of these companies that hold Bitcoin on the you remember Tesla holds bitcoin on their balance sheet, right? You know Galaxy. Great. I mean all these different things like everyone’s got kind of a different reason why they’re doing it, how they’re holding it. Whatever. There is a cohort of companies that a lot of people that I really respect, I think are very intelligent, who frankly, are, much better served to build these businesses where they have said we are going to go and we’re going to build digital credit, we’re going to go and we’re going to be able to grow Bitcoin per share and do things that I think people look at as, there’s a finance component to it. Yeah, that is a way to creatively get more Bitcoin on their balance sheet. I look at that stuff as like inorganic growth. It’s you know there’s roll ups. There’s all these ways to build companies. Right. That’s what’s going to work. They’re putting Bitcoin on their balance sheet like Bitcoin is going to go up right. Anyone who is critiquing them, unless they take on massive amounts of leverage or mismanagement in some way. Right. Like that’s a winning strategy in my mind. Right. And so those guys are going to do that. What I’m personally interested in, what I think I’m best suited to do is what I think of as more of like an organic growth story. Right. So how do you go and build or buy some sort of cash flowing business, and then you use that cash flow to continue to grow the Bitcoin pile over time.

Alex: Interesting.

Anthony: Now neither one is right or wrong. Neither one is better or worse. There are two different approaches, no different than some people build companies from scratch. Some people go and they do roll ups and buy a bunch of businesses. There’s certain trade offs in terms of capital needs, speed, size, all that kind of stuff. I do think that the organic growth is a little bit unexplored. So far. And it’s because you kind of need someone who understands bitcoin, understands investing and understands how to build a company. And so, I’m really excited about going and doing that. We’ve put together a great team of people. I think that can kind of help, build that business. But, you know, that story is not told yet. Right? And I think that that’s part of the excitement is when you have kind of a new vertical, a new, you know, category, how do you help tell that story and become a leader in that? And I think that’s what we have to show the public markets. Because the other thing about public markets, I think a lot of people in the Bitcoin world are learning Wall Street, traditional finance, the public markets. That’s the big leagues. Oh yeah. Right. It is almost like our industry. We’ve been playing like Single-A or baseball. We’re really good at hitting 84 mile an hour fastball. Yeah 97 mile an hour fastball. That’s a big jump. It’s a little bit harder. It’s a different ballgame. There are going to be a lot of people who make it to the big show, and they’re going to do fantastic on that. Some people aren’t going to make it though. Yeah, right. And that’s okay. That’s normal. No different than a traditional private tech company going into the public market. Now, these companies and these executives and these founders, we’re seeing this across the interest, not just Bitcoin treasury companies. You’re seeing this with all coin treasury companies. You’re seeing this I mean, how many companies are the public markets not. You have Coinbase Circle. You’ve got Gemini. You’ve got Bakkt or I mean we just go to all these companies the miners all the stuff. Yeah the public market is ruthless. Yeah. Yeah. Good perform or are they going to come for you.

Alex: It’s another step in our maturation.

Anthony: Yeah. And and the other thing too, that I’ll say is, I think the crypto community, is so used to things moving so quickly, it’s very easy to become very short term oriented. You know, the famous Buffett quote of, like, the market is, a, voting machine in the short term and a weighing machine over the long term, like the weighing is what matters right now. There’s going to be lots of this volatility. And I think that people are going to have to get used to the fact that there’s lots of scrutiny. There is a lot of volatility in this industry. Volatility is a good thing. But what really matters is what kind of business you build over the long run. And the beauty is that from an investor standpoint, like there’s a lot of options, right. And I think the more options that investors have the better. And also, you know, I talked to a lot of the CEOs of these companies. They enjoy the competition because it makes them better. And it’s kind of the beauty of a free market is you actually want really talented people competing against you because it makes you better, which then enforces, you know them to be better. And overall the end consumer, the end investor, they get the best of whatever is, you know, the competition.

Alex: You were at President Trump’s, visit to Pubkey. I think people were pointing out that video I like one of the only times I wasn’t that Pubkey I, unfortunately, was in Singapore when this happened. Thomas was like, cancel the trip. Like I can’t tell you exactly why, but you got to come. What was that like? Because that was that was during the campaign, I think that was in late September of 2024. And it’s just funny, I only point out that you were that many people were there, but you were in your suit and some I think my wife saw it and was like, she knows who you are. And her friend was like, is that a Secret Service guy? Because it’s a Bitcoin Bar. Most people were not in suits. Yes, but you were there. What was that like?

Anthony: Well, Thomas, and, it was very tricky. So I was

Alex: There’s a lot of people there and, you know, I mean, look, did you know that the president was coming?

Anthony: Yes. Yeah.

Alex: I mean, not that early, but.

Anthony: Yeah. Well, you you, you had to get past Secret Service, and they were pretty obvious. The whole street was shut. Yeah, when I was walking in the morning out and stuff. Right. I well, I was walking, just on to the street, and, I had a suit and tie on. I’m walking. There’s protesters outside immediately.

Alex: They knew that Trump was coming.

Anthony: They somehow knew that Trump was coming. And, you know, I’d never walk through, an anti-Trump protest before. Very interesting, kind of crowd. And, you know, I think I call it got called a white supremacist, a bunch of stuff. And I was, hey, man, I’m just I want to go get a beef burger. Want me to bring you one? Right? Like, we could be friends. And so, when I was in there, I don’t think that I understood the concept of, kind of the press pool where the camera was going to be, all this stuff. And, sure enough, he walked in and walked right in front of me, stopped at the bar, and next thing I know, my phone just starts blowing up

Alex: because you’re just in all the pictures and videos of him.

Anthony: I mean, yeah, that’s I mean.

Alex: That’s great. I mean, I, I loved it, I mean, I and we laughed so hard at this video, dude. I mean, I’ve been friends with Thomas for a long time. I’m a big friend of the pub and I was just like, dude, this is actually hilarious watching him. He’s handing out burgers. You get a burger, you could have a

Anthony: The one thing I will say is, I had been in a room with, with Trump I think two times before that, but, that was the first time seeing him kind of in, what I would consider a, much more like, real scenario, right? Not like inside of, like,

Alex: at a meeting room or something like that.

Anthony: Correct. And so, I think the kids would say, he’s got aura. Yeah. Right. And the guy walked in and it’s just, you know, people who don’t even like them. I was like, damn right.

Alex: He’s also a big guy. He’s tall.

Anthony: Yeah, well, I do think that they, they claim he’s like six four. I dunno if he’s six for, you know, if he’s six from six two. So, you know, we’re good. They’re. But, he’s very fit though, you know, I mean, he probably got six pack under there. And, he was signing stuff. I mean, just it was a it was a whole thing. And so, my takeaway, though, from the, from the whole situation was, how about Thomas, Megan and the entire Pubkey team years ago saying, we want to create a physical space, and somehow the president of United States ends up showing up. It’s unbelievable. Right? It’s kind of like the build it and they will come to. Yeah. Like that place has become a institution I think in New York I, you know, people come from all over

Alex: Its a Mecca. Truly. People literally trek across the world to visit it. Yeah.

Anthony: Now they’re going to be opening up a, second location. I know, DC, I don’t know if that’s public, but there you go.

Alex: I think they’ve said that they’re working on it. I think it’s well, no, but yeah, I don’t know when it opens. But that, that I think that’s going to be really fascinating to see

Anthony: Somebody create a prediction market on it.

Alex: We should create that. I’m going to tell Thomas and Megan that we are creating that

Anthony: Maybe make the, date December 31st, before or after.

Alex: It’s pretty good. I have a good question. I thought that was so interesting. And I loved seeing you there. And, it has become a Mecca. Before we wrap, I’ve got to ask you, who’s your favorite? Becky? Andrew or Joe? They all three have different great qualities to them. You’ve got to be one of the most, prolific, recurring guests on that show you’re on. Or how often you go on Squawk Box, like, every two months. Yeah.

Anthony: I don’t think that’s true.

Alex: Who’s on more?

Anthony: Well, I mean, there’s, people who are, you know, running multibillion dollar companies.

Alex: I mean, they’re all period.

Anthony: Okay. Yeah. All right.

Alex: I mean, there’s there’s a lot of people going every quarter. It seems like you’re on at least every quarter.

Anthony: The, the thing that I will say about, about that show is, it is very rare in business in general, let alone in media, to have people who get along but disagree. Right, right. There’s an element to that show that is good television. Yeah. And, I remember, in 2018, I went on two times, the first time that everyone on television and, the first time was, like, pretty unmemorable, right? I kind of went on I didn’t make any mistakes. I didn’t say anything too crazy. Okay, fine. And I kind of fell a little bit like a robot. You know the questions. Okay, let me say this.

Alex: Explaining bitcoin.

Anthony: What I didn’t know is I was actually there because I was the whipping boy. Oh. Like, it was like 2018 bear market.

Alex: Okay I wanted to yell at you about bitcoin and crypto, but

Anthony: I didn’t know he was on on that day or whatever. But like whoever was

Alex: They were skeptical.

Anthony: Very skeptical. Yeah. The second time though, I will never forget because on my way to the show, I pulled up on my, phone. I was watching the show, and, I heard Kevin O’Leary on set say crypto garbage. Oh, my God, here we go. This is this guy. Well, he must just be on the segment in front of me. And so I’m going to go on after him, right? Right. I get to the studio, you know, they do the makeup and everything. I walk out there, he’s still there. He’s a guest host, the Lord. And so I never met him at the time. And, I go to sit down and and he’s sitting there and he just gets a smirk on his face. He looks over at me and he goes, you like this? This Bitcoin stuff? I say, yeah. He goes, how much of your dough’s in it? And I say, I panicked and I lied and I said, over 50%. It was like 95%. And I just I couldn’t tell him. I just said, I’m 50 of 50%. And the look on his face, he, like, thought of his cherry. He’s like, oh my God. So, you know, say anything else, turn on. First thing this guy says to me, he goes, how much of your personal dough is in? This is like a little 50%. And he literally is almost like, I was like, God forbid that, that is crazy. This. And he’s yelling at me. And I remember just sitting there and there was just a trigger. I grew up in a family of five boys, you know, talking shit is a pastime in our house. Yeah. And I was just like, I’m not going to let this man talk shit to me on national television, am my brothers are going to mock me later. And so I just started firing back at them, and, I pretty much thought I was never going to get invited back on the show. Right? So this guy’s yelling at me, I’m yelling back and whatever. And I walked off and the producer came up to me. He goes, that was amazing. That was great.

Alex: It’s exactly what they wanted.

Anthony: And I was like, oh, all right. I now understand how this game is played. And so I now, you know, Kevin O’Leary is obviously into bitcoin and crypto. Yeah I always tell him that he owes me half his profits because I convinced them.

Alex: Well I feel like you must have had a big impact. Or maybe you did on Joe Kernan as well, because he’s been a steadfast advocate for Bitcoin and one of my favorite. In fact, he just finally went to Pubkey, I believe, like last week,

Anthony: I think Joe’s worldview aligns with Bitcoin. And it took a minute for him to realize, hey, this Bitcoin thing is, you know, part of the solution to the world that he had been talking about for a long time, which is very natural, I think, for a lot of people. Andrew Ross Sorkin said something to me once that, is always stuck in my head. I thought it was a very profound, kind of insight from him. He said, you know, we talked to a lot of different people. He goes, Bitcoin is the one asset that if I brought ten of the smartest money managers in the room and I said, okay, I’m going to leave the room, I want whoever believes in bitcoin over here, whoever doesn’t. He says, I’ll leave. I’ll come back in 20 minutes. Five will be on this side, five will be on that side and they’ll think the other side has lost their mind. Yeah, right. He’s like, it’s like the most kind of he’s like, I don’t understand. It’s like for whatever reason, this asset. Yeah. And and I’ve seen it. Right. I think that we’ve all kind of seen it. But over time you slowly get more and more people on the side of this thing is going away. Yeah. And you know, to to, I think Andrew, Joe and Becky’s, credit. I don’t know if they’ve ever been anti. I think that they’ve always been, cautiously optimistic

Alex: And interested. That’s one thing about Andrew. I mean, some people think he’s a critic. I think he’s always been very interested in it. I think it’s been to the extent he has been critical, I think he’s been fair. He’s also an extremely bright guy as well. I just got his new book, 1929. I haven’t read it yet. I’ve heard amazing things about it. I just think that he’s got Dealbook summit and,

Anthony: You know, look, I’m married to a journalist, and one of the things that we always talk about is, a lot of folks that operate in the business world, they are confused. They think that the media is, you know, their PR machine. Right. We get to a very bad place as a society if journalists don’t do their job right. And the journalist job is to be skeptical, it is to question things. It is to hold people accountable. It is to make people uncomfortable at times. Right. I’ve been on the receiving end. It’s not fun. I don’t like it. Yeah, but also, I understand they’re doing their job and they’re doing what they’re supposed to do. And so that is, you know, kind of the healthy tension I think is, you know, people are going on television. Well, what are they doing? They’re talking about things they believe in with the where they’re putting their money. You don’t want a show where people are just like, you’re a genius. No, no, it’s got everything’s going up. You want a show where there’s debate and conversation and people question things and and frankly, when people say crazy stuff, they push back and they’re like, that sounds crazy. Like, what are you talking about? Right. So I think that’s why that show, I mean, I think they just celebrated, their 30 year anniversary. That’s nuts.

Alex: I mean, crazy, that’s it’s a great show.

Anthony: Yeah. It’s nuts.

Alex: Right. Well, we’re at sort of time here. This has been awesome. Anthony and I did want to say, I know we’re recording this on November 12th. Wednesday yesterday, though, was Veteran’s Day. You are a veteran. Thank you for your service. And the work you do with the Navy Seal Foundation and the Crypto Murph and all these other things you do. But this has been awesome. Anthony and I, we’re happy to have you back in, but we got to wait a long enough because we need we I want to see when we’re we’re no longer the early adopter of where mass adoption.

Anthony: We’re mass adoption.

Alex: All right. So we’ll we’ll have you back.

Anthony: I don’t know what happens after mass adoption. Right. Like, well maybe then you become dinosaurs, right?

Alex: We kind of become like the traditional system, I guess is maybe the thing. So Anthony Pompliano ProCap. Silvia and, Professional Capital Management entrepreneur and investor. Thank you so much for coming on Galaxy Brains.

Anthony: Yeah, thanks for having me.

~~ end transcript ~~

IMPORTANT LEGAL INFORMATION

In connection with the Proposed Transactions (as defined herein) by and among ProCap BTC, LLC, a Delaware limited liability company (“ProCap BTC”), ProCap Financial, Inc., a Delaware corporation (“ProCap Financial”) and Columbus Circle Capital Corp I, a Cayman Islands exempt company (“BRR”), ProCap Financial has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which became effective on November 8, 2025, which includes a preliminary proxy statement of BRR and a prospectus (the “Proxy Statement “) in connection with (i) the proposed Business Combination, to be effected subject to and in accordance with the terms of the Business Combination Agreement dated as of June 23, 2025 (as amended on July 28, 2025, and as may be further modified, amended or supplemented from time to time, the “Business Combination Agreement”), by and among ProCap BTC, ProCap Financial, BRR, Crius SPAC Merger Sub, Inc., a Delaware corporation, Crius Merger Sub, LLC, a Delaware limited liability company and Inflection Points Inc, d/b/a Professional Capital Management, a Delaware corporation (collectively with all of the related actions and transactions contemplated by such agreement, the “Business Combination”), (ii) a private placement of non-voting preferred units (“ProCap BTC Preferred Units”) of ProCap BTC to certain “qualified institutional buyers” as defined in Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”), or institutional “accredited investors” (as defined in Rule 506 of Regulation D)(such investors, “qualifying institutional investors”) (the “Preferred Equity Investment”) pursuant to preferred equity subscription agreements, and (iii) commitments by qualifying institutional investors to purchase convertible notes (“Convertible Notes”) issuable in connection with the closing of the Proposed Transactions by ProCap Financial (the “Convertible Note Offering” and, together with the Preferred Equity Investment and the Business Combination, the “Proposed Transactions”) pursuant to convertible notes subscription agreements. The definitive proxy statement and other relevant documents will be mailed to shareholders of BRR as of the Record Date. BRR and/or ProCap Financial will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF BRR AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH BRR’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT BRR, PROCAP BTC, PROCAP FINANCIAL AND THE PROPOSED TRANSACTIONS.

Investors and security holders will also be able to obtain copies of the Registration Statement, the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by BRR and ProCap Financial, without charge, once available, on the SEC’s website at www.sec.gov, or by directing a request to: Columbus Circle Capital Corp. I, 3 Columbus Circle, 24th Floor, New York, NY 10019; e-mail: IR@ColumbusCircleCap.com, or upon written request to ProCap Financial Inc. at 600 Lexington Ave., Floor 2, New York, NY 10022, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The offer and sale of the Convertible Notes to be issued by ProCap Financial pursuant to the Convertible Note Offering and the offer and sale of the ProCap BTC Preferred Units in the Preferred Equity Investment, in connection with the Proposed Transactions, has not been registered under the Securities Act and such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in Solicitation

BRR, ProCap BTC, ProCap Financial and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from BRR’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of BRR’s securities are, or will be, contained in BRR’s filings with the SEC, including the final prospectus for BRR’s initial public offering filed with the SEC on May 19, 2025 (the “IPO Prospectus”). Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of BRR’s shareholders in connection with the Proposed Transactions, including the names and interests of ProCap BTC’s and ProCap Financial’s respective directors or managers and executive officers is contained in the Registration Statement and the Proxy Statement/Prospectus. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication and the information contained herein is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of BRR, ProCap BTC or ProCap Financial, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving ProCap Financial, ProCap BTC, and BRR, including expectations, hopes, beliefs, intentions, plans , prospects, financial results or strategies regarding ProCap BTC, ProCap Financial, BRR and the Proposed Transactions, statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets that may be held by ProCap BTC and ProCap Financial and the value thereof, the price and volatility of bitcoin, bitcoin’s growing prominence as a digital asset and as the foundation of a new financial system, ProCap Financial’s listing on any securities exchange, the macro and political conditions surrounding bitcoin, the planned business strategy including ProCap Financial’s ability to develop a corporate architecture capable of supporting financial products built with and on bitcoin including native lending models, capital market instruments, and future innovations that will replace legacy financial tools with bitcoin-aligned alternatives, plans and use of proceeds, objectives of management for future operations of ProCap Financial, the upside potential and opportunity for investors, ProCap Financial’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions and the level of redemptions of BRR’s public shareholders, and ProCap Financial’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of BRR’s securities; the risk that the Proposed Transactions may not be completed by BRR’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of BRR’s shareholders; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of the BRR’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of BRR or the shares of common stock, par value $0.001 per share, of ProCap Financial (“Pubco Common Stock”) to be listed in connection with the Proposed Transactions; the insufficiency of the third-party fairness opinion for the board of directors of BRR in determining whether or not to pursue the Proposed Transactions; the failure of ProCap Financial to obtain or maintain the listing of its securities on any securities exchange after the closing of the Proposed Transactions; risks associated with BRR, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to ProCap Financial’s anticipated operations and business, including the highly volatile nature of the price of bitcoin; the risk that ProCap Financial’s stock price will be highly correlated to the price of bitcoin and the price of bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; asset security and risks associated with BRR, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; risks related to increased competition in the industries in which ProCap Financial will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks related to the ability of ProCap BTC and ProCap Financial to execute their business plans; the risks that launching and growing ProCap Financial’s bitcoin treasury advisory and services in digital marketing and strategy could be difficult; challenges in implementing ProCap Financial’s business plan, due to operational challenges, significant competition and regulation; risks associated with the possibility of ProCap Financial being considered to be a “shell company” by any stock exchange on which ProCap Financial’s common stock will be listed or by the SEC, which may impact ProCap Financial’s ability to list Pubco Common Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, which could impact materially the time, cost and ability of ProCap Financial to raise capital after the closing of the Proposed Transactions; the outcome of any potential legal proceedings that may be instituted against ProCap Financial, ProCap BTC, BRR or others in connection with or following the announcement of the Proposed Transactions, and those risk factors discussed in documents that ProCap Financial and/or BRR filed, or that will be filed, with the SEC, including as set forth in the Registration Statement filed with the SEC in connection with the Proposed Transactions.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus, BRR’s Quarterly Reports on Form 10-Q and BRR’s Annual Reports on Form 10-K that will be filed by BRR from time to time, the Registration Statement that has been filed by ProCap Financial and BRR and the Proxy Statement/Prospectus contained therein, and other documents that have been or will be filed by BRR and ProCap Financial from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither BRR nor ProCap Financial presently know or that BRR and ProCap Financial currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of BRR, ProCap BTC, and ProCap Financial assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither BRR, ProCap BTC, nor ProCap Financial gives any assurance that any of BRR, ProCap BTC or ProCap Financial will achieve their respective expectations. The inclusion of any statement in this communication does not constitute an admission by BRR, ProCap BTC or ProCap Financial or any other person that the events or circumstances described in such statement are material.

MEDIA CONTACTS

press@procapfinancial.com

Dan Nash
IR@ColumbusCircleCap.com